KEVIN M. LIPPERT

Direct:  312-840-4313

Facsimile:  312-275-7639

E-mail:  klippert@shefskylaw.com

IN REFERENCE TO:

025285-00035

September 3, 2009

Via Federal Express and EDGAR

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Inland Real Estate Corporation

File No. 001-32185

Form 10-K for the year ended December 31, 2008 (the “10-K”)

Filed March 2, 2009

Dear Ms. Gowetski:

We are writing on behalf of our client, Inland Real Estate Corporation (the “Company”), in response to comments contained in your correspondence dated August 21, 2009.  The headings and paragraph numbers below from the Company’s 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

Form 10-K

Item 2.  Properties, page 17

1.             Please disclose the average effective annual rental per square foot or unit for each of the last five years.  Please provide this disclosure in future filings and tell us how you plan to comply.

Response:  In future filings, the Company will include the average effective annual rental per square foot or unit for each of the last five years.

Results of Operations, page 46

2.             We note your chart beginning on page 16.  Please tell us what you mean by “financial occupancy” and confirm that you will provide similar disclosure in future filings.

Response:  Financial Occupancy represents the percentage of total gross leasable area (“GLA”) for which a tenant is obligated to pay rent under the terms of its lease regardless of whether that tenant actually physically occupies the area being leased.  In future filings the Company will add the following explanatory footnote to the chart included on p. 16 of the Company’s 10-K or elsewhere in future filings as necessary or appropriate:

The term “financial occupancy” represents the percentage of total GLA for which a tenant is obligated to pay rent under the terms of its lease regardless of the actual use or occupation by that tenant of the area being leased.

Item 15.  Exhibits, Financial Statement Schedules, page 106

3.             We note your statements on page 106 that “[t]he representations, warranties and covenants made by us in any agreement filed as an exhibit to Annual Report on Form 10-K are solely made for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties or covenants to, or with, you.  Moreover, these representations, warranties and covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.”  Please note that it is not appropriate to disclaim information or otherwise indicate that such information should not be relied upon.  Please revise your future filings accordingly and tell us how you intend to comply.

Response:  The Company intended the statements on page 106 to assist investors and other readers of its 10-K by explaining the nature of contractual representations and warranties as often being negotiated in the context of risk allocation and by highlighting that they typically only speak as of a particular moment in time and, therefore, would not necessarily be true if made at the time the investor or other reader is examining the Company’s 10-K.  Per your instruction, the Company will not include these statements in future filings.

Item 15.  Exhibits, Financial Statement Schedules, page 106

4.             It appears that Exhibit 10.1 listed in the Exhibit Index to the Form 10-K omits schedules or exhibits to the agreement.  Item 601(b)(10) of Regulation S-K requires you to file the complete agreement for all material contracts and does not provide for the omission of any attachments to those agreements.  Please file all schedules and exhibits to Exhibit 10.1 or explain to us why you have omitted such materials.

Response:  The Company will file an amendment to its Current Report on Form 8-K dated April 25, 2008, as filed by the Registrant with the Securities and Exchange Commission on April 25, 2008, that includes the entire Third Amended and Restated Credit Agreement, dated as of April 22, 2008, including the exhibits and schedules to that agreement.  The Company will amend its 10-K, specifically item 10.1 of the exhibit index, to reflect the filing of this amendment to its Form 8-K.  The revised description of item 10.1 in the exhibit index will read as follows:

10.1

Third Amended and Restated Credit Agreement, dated as of April 22, 2008, among Inland Real Estate Corporation, as borrower and KeyBank National Association as administrative agent, KeyBanc Capital Markets as co-lead arranger, Wachovia Bank National Association as syndication agent, Wachovia Capital Markets LLC as co-lead arranger and the several lenders from time to time parties hereto as lenders. (7)

(7)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K as amended on September 3, 2009 and originally dated and filed on April 25, 2008 (file number 001-32185).

Schedule 14A

Compensation Discussion and Analysis, page 19

5.             We note your disclosure that you determine the appropriate level for each element of compensation based in part on competitive benchmarking and that your management and the compensation committee review surveys of industry compensation practices, such as the 2008 National Association of Real Estate Investment Trusts (“NAREIT”) Compensation Survey, to provide relevant market data and informally compare the compensation paid to your named executive officers with that paid by other REITs in the retail sector and by all REITs with a total capitalization of between $1 billion and $2.99 billion and between 50 to 199 full-time employees.  Please disclose the names of the companies in these two peer groups and discuss how you use these peer groups in benchmarking compensation.  Additionally, please disclose where your compensation fell within the range of companies to whom you compared yourself for each element of compensation.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K.  Please provide this disclosure in future filings and supplementally provide your proposed disclosure.

Response:  The Company’s compensation committee and management used the broad-based survey data described on page 19 of its annual meeting proxy statement only for the purpose of obtaining a general understanding of current compensation practices and only as a general reference in making its compensation decisions.  The compensation committee does not tie its decisions, and management does not tie its recommendations, regarding compensation to any particular multiple or other metric relative to the survey data.  This survey is proprietary, represents the practices of a broad array of companies in the REIT industry generally and does not represent the practices of selected companies operating in these sectors.  The specific companies participating in the survey were not known to the compensation committee prior to or following its consideration of the data, and the data was not selected for use based on the specific companies participating in the surveys.  The Company believes its exclusion of the names of the companies in the survey is consistent with the Staff’s position set forth in the response to Question 118.05 of the Staff’s Regulation S-K Compliance & Disclosure Interpretations as updated on July 3, 2008 (the “Disclosure Interpretation”).

In future filings, consistent with the Disclosure Interpretation, the Company will expand its disclosure to clarify the nature and purpose of the compensation committee’s review of any broad-based survey data.  To the extent the compensation committee has access to the names of, and specifically considers the compensation levels of, any particular companies included in a survey in the future, the Company will identify those companies in future filings.  To the extent the Company references the NAREIT Compensation Survey in future filings, the Company will include the following tables in those future filings as required, which tables reflect for each element of compensation where the Company’s compensation fell as a percentage of the median within the range of companies it used as general reference points (i.e., total capitalization between $1 billion and $2.99 billion and number of full-time employees between 50 and 199):

INLAND REAL ESTATE CORPORATION COMPENSATION

AS PERCENTAGE OF MEDIAN COMPENSATION

OF COMPANIES PARTICIPATING IN

THE NAREIT 2008 COMPENSATION AND BENEFITS SURVEY

COMPANIES WITH TOTAL CAPITALIZATION BETWEEN $1B - $2.99B

	NAREIT Median Base Salary	NAREIT Median Total Annual Cash Compensation	NAREIT Median Long-Term Incentive Award Value	NAREIT Median Total Remuneration
CEO	85%	54%	8%	38%
CFO	94%	59%	4%	39%
General Counsel	89%	67%	7%	48%
Senior Vice President, Portfolio Management	99%	67%	4%	45%
Vice President, Transactions	88%	81%	5%	43%

COMPANIES WITH BETWEEN 50-199 FULL-TIME EMPLOYEES

	NAREIT Median Base Salary	NAREIT Median Total Annual Cash Compensation	NAREIT Median Long-Term Incentive Award Value	NAREIT Median Total Remuneration
CEO	88%	47%	4%	25%
CFO	96%	50%	4%	33%
General Counsel	101%	66%	7%	44%
Senior Vice President, Portfolio Management	98%	61%	4%	31%
Vice President, Transactions	109%	81%	10%	80%

Annual Cash Incentive Bonus, page 20

6.             We note your statements on page 22 that (i) up to 50% of Mr. Zalatoris’ bonus will be determined in the discretion of the compensation committee based on a subjective assessment of Mr. Zalatoris’ performance, (ii) up to 25% of the bonus available to other named executive officers will be determined in the discretion of your chief executive officer based on a subjective assessment of the executive’s performance and (iii) up to an additional 25% of the bonus available to other named executive officers will be dependent upon each executive achieving a personal goal.  We further note that your stock based incentive compensation is determined in a similar manner.  Please provide an analysis of how individual performance, including a description of the personal goals set and the factors considered by the compensation committee and/or your chief executive officer, contributed to the bonus and stock based incentive compensation levels as well as any other individual elements of compensation and explain how you determined these amounts.  Confirm that you will provide similar disclosure in future filings.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:   The subjective portion of the assessment of the performance of each of Mr. Zalatoris and the other named executive officers is based on an overall review of the individual’s performance that includes an assessment of the contribution of that individual to corporate goals (such as growth in funds from operations, achieving positive leasing spreads or growth in same store net operating income (“NOI”)) as well as a subjective evaluation of the individual’s supervision of subordinates, organization, dedication, personal interaction with other employees and management of outside business relationships.  25% of the bonus and stock-based incentive compensation available to the named executive officers other than Mr. Zalatoris is dependent on the individual achieving personal goals during the year under evaluation.  The personal goals for the named executives other than Mr. Zalatoris for 2008 were as follows:

Brett Brown, Chief Financial Officer:  Ensure timely and accurate financial statement preparation and filings thereof; oversee the capital raising activities of the company, incorporating both debt and equity; supervise the investor relations function and any needed interaction with the regulatory community.

Scott Carr, President of Property Management:  Direct all activities of property management and leasing staff to achieve the goal of year-over-year increases in same store NOI and producing leasing activity that results in positive spreads in rates whereby the new lease average rental rates are greater than the expiring lease rental rates.

Beth Brooks, General Counsel:  Manage the internal legal function and coordinate the efficient use of outside legal services, including bringing in legal work to the internal staff that was previously outsourced so that there would be a reduction in year-over-year outside legal fees paid.

William Anderson, Vice President of Transactions:  Direct and manage all property purchases and sale activities, with the goal of achieving $100 million in aggregate acquisitions primarily for the Company’s joint venture with Inland Real Estate Exchange Corporation.  A secondary goal was to successfully market and close on disposition candidates identified by senior management.

Based on Mr. Zalatoris’s subjective assessment of each named executive officer’s performance, including a self-assessment of his own performance, Mr. Zalatoris recommended, and the compensation committee determined to award, the maximum discretionary subjective amount of compensation to each named executive officer under his or her employment contract, which was 50% of the bonus and stock-based incentive amount available to be awarded to Mr. Zalatoris and 25% of those amounts available to be awarded to the other named executive officers.  Based on Mr. Zalatoris’s subjective determination that each named executive officer met all of his or her personal goals for 2008, Mr. Zalatoris recommended for each named executive officer, and the compensation committee determined to award, the maximum award permissible under each employment contract for achieving personal goals, which was 25% of the bonus and stock-based incentive compensation available to be awarded to that individual.

The Company will provide disclosure in future proxy filings similar to that above.

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the 10-K.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Kevin M. Lippert

Kevin M. Lippert

ACKNOWLEDGED this 3rd day of September, 2009.

INLAND REAL ESTATE CORPORATION

/s/ Mark E. Zalatoris
Mark E. Zalatoris,
President and Chief Executive Officer

KXL/1128457_4

cc:           Brett A. Brown